SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

OF

POWERSHARES EXCHANGE-TRADED FUND TRUST, POWERSHARES EXCHANGE-TRADED FUND TRUST II, POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST AND INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

Name and Address of Applicants	Name and Address of Persons to Whom Questions May Be Directed

Andrew Schlossberg

PowerShares Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, IL 60187

Andrew Schlossberg

PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

Andrew Schlossberg

PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, IL 60187

Benjamin Fulton

Invesco PowerShares Capital Management LLC

301 West Roosevelt Road

Wheaton, IL 60187

Stuart M. Strauss Dechert LLP 1095 Avenue of the Americas New York, NY 10036 With a copy to: John M. Zerr 11 Greenway Plaza Houston, TX 77046

File No. 812-

Page 1 of 23 sequentially numbered pages

as filed on
September 3, 2010

SUMMARY OF APPLICATION

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II and PowerShares Actively Managed Exchange-Traded Fund Trust (each a “Trust”) and Invesco PowerShares Capital Management LLC (the “Adviser” and, together with the Trusts, “Applicants”)(1) hereby submit this application for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from the provisions of Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to permit all existing series and future series of the Trusts (each a “Fund”) and other registered investment companies controlling, controlled by, or under common control with a Trust or advised by the Adviser or by any person controlling, controlled by, or under common control with the Adviser (together, the “Fund Family”) to purchase shares of investment companies, including closed-end investment companies (each an “Underlying Fund”), in excess of the percentage limitations set forth therein, as described in this application.(2)

The concerns that Section 12(d)(1) of the 1940 Act is designed to address, including (i) the possibility of layering fees and expenses, (ii) the impact of large scale redemptions on the Underlying Funds, (iii) the undue control that the acquiring fund can have in a funds of funds structure (as that term is defined below), and (iv) the unnecessary complexity of such a structure are addressed through the proposed conditions to the requested order.  Therefore, Applicants believe such an exemption is appropriate in the public interest and consistent with the protection of investors, as is required under Section 12(d)(1)(J).  Because no form has been specifically prescribed for this application, Applicants proceed under Rules 0-2 and 0-5 of the General Rules and Regulations of the Commission under the 1940 Act.

I.              THE APPLICANTS

The Adviser is a registered adviser under the Investment Advisers Act of 1940 with its principal executive offices at 301 West Roosevelt Road, Wheaton, Illinois 60187.  The Adviser is a direct, wholly-owned subsidiary of Invesco Ltd. (“Invesco”).

Each Trust was organized as a Massachusetts business trust or Delaware statutory trust, as applicable, and is registered under the 1940 Act.  The Trusts have multiple series and have

(1)           All references herein to the term “Adviser” include successors-in-interest to the Adviser, including, but not limited to, any registered investment adviser that assumes substantially all of the assets of an Adviser.

(2)           Each Fund will operate pursuant to the requested order with respect to the purchase and sale of any shares in excess of the limits of Section 12(d)(1)(A), (B) or (C) of the 1940 Act as described in this application. All entities that currently intend to rely on the requested order have been named as Applicants.

received exemptive relief to offer series that sell their shares on a national securities exchange at negotiated prices (“ETFs”).(3)

II.            INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an ETF that either seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of an underlying index (each, an “Underlying Index”) or invests in securities included in its investment universe.  Certain Funds are structured as “funds of funds,” as they invest a portion or all of their assets in the securities of investment companies.  Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

Historically, the Funds have not been limited in their ability to purchase Underlying Funds in compliance with the limitations of Section 12(d)(1).  Those Funds which invest in Underlying Funds in excess of the limitations specified in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act generally have been able to rely on Section 12(d)(1)(F) for purposes of investing in unaffiliated Underlying Funds and on Section 12(d)(1)(G) for purposes of investing in affiliated Underlying Funds.  As the Fund Family has grown, however, and because each Fund must aggregate its holdings with those of affiliated persons of the Fund for purposes of compliance with Section 12(d)(1)(F)(i) (which limits aggregate holdings to not more than three percent of an Underlying Fund’s outstanding stock), compliance with Section 12(d)(1) has become more difficult.  For example, the PowerShares CEF Income Composite Portfolio (the “Portfolio”) seeks to track an index of closed-end investment companies.  Prior to June 1, 2010, the Portfolio was able to fully replicate its Underlying Index (the “CEF Index”).  On June 1, 2010, however, Invesco acquired Van Kampen Funds, Inc. (“Van Kampen”), which sponsors a number of unit investment trusts (the “Van Kampen UITs”) that hold shares of closed-end funds, a number of which are included in the CEF Index.  Applicants assume (without necessarily conceding) that for purposes of compliance with the three percent limitation of Section 12(d)(1)(F)(i), the Van Kampen UITs are affiliated persons of the Funds.  As a result of the Van Kampen UIT closed-end fund holdings, there are now a number of closed-end funds within the CEF Index that the Portfolio is restricted from purchasing because the aggregate holdings of the Portfolio and affiliated persons of the Portfolio would exceed three percent of the outstanding stock of the applicable Underlying Fund.  As a consequence, the Portfolio is now unable to fully replicate the CEF Index and, instead, the Portfolio must utilize less precise sampling techniques.

The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F) due to growth in the Fund Family, could similarly adversely effect the

(3)           In the Matter of PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC, IC-Rel. No. 25985 (Mar. 28, 2003) (order) and IC-Rel. No. 25961 (Mar. 4, 2003) (notice).  Accordingly, the Fund issues and redeems shares at net asset value only in large blocks of 25,000 or 50,000 shares, or multiples thereof.  Individual shares can be purchased in the secondary market on a major U.S. exchange.

ability of other Funds to fully replicate their benchmark indices or otherwise inhibit the ability of a Fund to engage in investment strategies consistent with the Fund’s objective.  In view of the foregoing, Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein.

III.           LEGAL ANALYSIS

A.            Applicable Law

Section 12(d)(1)(A) of the 1940 Act provides, in pertinent part, that “[i]t shall be unlawful for any registered investment company (the ‘acquiring company’) . . . to purchase or otherwise acquire any security issued by any other investment company (the ‘acquired company’) . . . if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate —

(i)            more than three per centum of the total outstanding voting stock of the acquired company;

(ii)           securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

(iii)          securities issued by the acquired company and all other investment companies . . . having an aggregate value in excess of 10 per centum of the total assets of the acquiring company.”

Section 12(d)(1)(B) provides, in pertinent part, that “[i]t shall be unlawful for any registered open-end investment company (the ‘acquired company’) . . . knowingly to sell or otherwise dispose of any security issued by the acquired company to any other investment company (the ‘acquiring company’) . . . if immediately after such sale or disposition —

(i)            more than three per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or

(ii)           more than 10 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.”

Section 12(d)(1)(C) provides, in pertinent part, that “[i]t shall be unlawful for any investment company (the ‘acquiring company’) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed- end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

As discussed above, the limitations of Section 12(d)(1) could restrict the ability of a Fund to purchase interests in Underlying Funds consistent with the Fund’s investment objective.  Applicants therefore request an exemption under Section 12(d)(1)(J) to permit a Fund to purchase or otherwise acquire shares of the Underlying Funds, and the Funds to sell such shares, in excess of the percentage limitations set forth in Sections 12(d)(1)(A), (B) and (C).  Section 12(d)(1)(J) provides that:

The Commission by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

Applicants note that the Committee on Commerce explained its intent in promulgating this subparagraph by stating that:

The Committee intends the rulemaking and exemptive authority in new Section 12(d)(1)(J) to be used by the Commission so that the benefits of [fund of] funds are not limited only to investors in the largest fund complexes, but, in appropriate circumstances, are available to investors through a variety of different types and sizes of investment company complexes.  The Committee expects that the Commission will use this authority to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.  In exercising the exemptive authority, the Commission shall also consider factors that relate to the protection of investors.  These factors may include the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the [1940] Act’s restrictions against investment companies investing in other investment companies are not repeated.(4)

The proposed arrangement will not, as discussed below, give rise to the policy concerns which underlie Sections 12(d)(1)(A) and (B).  Applicants also submit that the proposed transactions are consistent with Congressional intent that the Commission grant exemption under Section 12(d)(1) in a progressive way as the concept of investing in other investment companies evolves over time.

(4)           Committee on Commerce, H.R. Rep. No. 622, 104th Cong., 2d Sess. (1996).

B.            Applicants Meet the Requirements for Relief Under Section 12(d)(1)(J)

Section 12(d)(1) is intended to mitigate or eliminate actual or potential abuses which might arise when one investment company acquires shares of another investment company.  These abuses include the layering of sales charges, advisory fees, and administrative costs; the acquiring fund imposing undue influence over the management of the acquired funds through threat of large scale redemptions; the acquisition by the acquiring company of voting control of the acquired company; and the creation of a complex pyramidal structure which may be confusing to investors.(5)  Applicants believe that none of these potential or actual abuses are present in their proposed fund of funds structure.  Therefore, exempting the Funds from the provisions of the 1940 Act is consistent with the public interest and the protection of investors.

1.             Layering of Fees and Expenses

Applicants assert that a Fund’s holdings in the Underlying Funds in excess of the limits of Section 12(d)(1) will not result in excessive fees to its shareholders.  The Underlying Funds will pay advisory fees to their respective investment advisers and other fees to their other service providers, including their custodian, transfer agent and administrator.  Each Underlying Fund may also impose fees paid to third parties for providing administrative, sub-transfer or shareholder services to beneficial shareholders.  Additionally, the open-end Underlying Funds may impose fees paid pursuant to a plan adopted under Rule 12b-1 under the 1940 Act.  Shareholders of a Fund will pay their proportionate share of the fees and expenses of the Underlying Funds.  No Fund pays any 12b-1 fees, so there is no duplication of such fees.

Each Fund will pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services at the Fund level are different from the services provided to the Underlying Funds because the Fund is a separate entity with its own administrative, compliance, record keeping, and custody needs.

With respect to other distribution or services fees, Applicants have agreed as a condition to the relief that any distribution or service fees assessed with respect to the shares of a Fund, when aggregated with any distribution or service fees paid by a Fund with respect to its acquisition, holding, or disposition of shares of an Underlying Fund, shall not exceed the limits set forth in Rule 2830 of the Conduct Rules of the National Association Of Securities Dealers (“NASD”).  As a result, the aggregate sales charges will not exceed the limit that otherwise lawfully could be charged at any single level.

In addition, to avoid the inference that the fees payable by an Underlying Fund to the Adviser are duplicative, Applicants have agreed as a condition to the relief that the Adviser will waive or offset fees otherwise payable by a Fund in an amount at least equal to any

(5)           The Commission identified these abuses in its 1966 report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”), H.R. Rep. No. 2337, 89th Cong., 2d Sess. 311-24 (1966).

compensation received by the Adviser, or an affiliated person of the Adviser, from an Underlying Fund in connection with the investment by a Fund in the Underlying Fund.  Any such 12b-1 payments will also comply with Conditions 3 and 4 of Section V.  As a result of the foregoing, shareholders will not bear the effect of any Rule 12b-1 fees or other compensation paid by an Underlying Fund to the Adviser or an affiliate of the Adviser with respect to the shares of the Underlying Fund held in a Fund.  Notwithstanding the foregoing, if an open-end Underlying Fund has adopted a Rule 12b-1 plan and the Adviser does not receive any fees from such plan (and therefore there are no fees to waive or offset to the Fund), a shareholder will indirectly pay such fees (subject to the limitation on such fees set forth in Condition 9).

2.             Impact of Large Scale Redemptions

In enacting Section 12(d)(1), Congress was concerned about the impact that the threat of large scale redemptions might have on the orderly management of an underlying fund in a fund of funds structure.  Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund or its affiliates over the Underlying Funds.  Each Underlying Fund will operate independently as determined by its own board of directors (“Board’) and management.  Additionally, to limit the control a Fund or its affiliates may have over an Underlying Fund, Applicants submit that the Adviser and any person controlling, controlled by, or under common control with the Adviser, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser, including the Funds, or any person controlling, controlled by, or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an open-end Underlying Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Group – each Fund or in the aggregate – becomes a holder of more than 25% of the outstanding voting securities of the Underlying Fund, the Group will vote its shares of the Underlying Fund in the same proportion as the vote of all holders of the Underlying Fund’s shares; provided however, that with respect to a Fund’s investment in an Underlying Fund that is a closed-end fund, the Group, except for the Van Kampen UITs, will vote all of its shares of the Underlying Fund in the same proportion as the votes of all other holders of the Underlying Fund’s shares regardless of whether the 25% threshold is reached.

To further limit the potential for undue influence by a Fund, and by its affiliates, over an open-end Underlying Fund, Applicants propose to prevent a Fund and the Adviser, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, a “Fund Affiliate”) from taking advantage of an Underlying Fund with respect to transactions between a Fund or a Fund Affiliate and the Underlying Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each an “Underlying Fund Affiliate”).  In seeking to ensure this, a Funds’ Board, including a majority of the trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“Disinterested Trustees”), will adopt procedures reasonably designed to assure that the Funds’ investment program is conducted in a manner which does not take into account any consideration the Funds or a Fund Affiliate receives from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.

Once an investment by a Fund in the securities of an Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of such Underlying Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Underlying Fund to the Fund or a Fund Affiliate in connection with any services or transactions is fair and reasonable in relation to the nature and quality of services and benefits received by the Underlying Fund; is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and does not involve overreaching on the part of any person concerned.

Additionally, no Fund or Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an officer, director, advisory board member, adviser or employee of a Fund or a person of which any such officer, director, adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate” except that any person whose relationship to the Underlying Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.” Prior to an investment by a Fund in the securities of the Underlying Fund exceeding the limit of Section 12(d)(l)(A)(i) of the 1940 Act, the Board of the Underlying Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate.  The Board of the Underlying Fund will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund in shares of the Underlying Fund.  The Board of the Underlying Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.  The Underlying Fund will also keep records concerning these purchases.  Specifically, the Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a Fund in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

To further assure that an Underlying Fund understands and appreciates the implications of a Fund’s investment under the requested exemptive relief prior to an investment in the shares of the Underlying Fund in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund and the Underlying Fund will execute an agreement (the “Participation Agreement”) stating, without limitation, that their boards of directors or trustees and investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Underlying Fund in excess of the limit in Section 12(d)(l)(A)(i), a Fund will notify the Underlying Fund of the investment.  At such time, the Fund also will transmit to the Underlying Fund a list of the names of each Fund Affiliate and Underwriting Affiliate.  The Fund will notify the Underlying Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Underlying Fund and the Fund of will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Underlying Fund (other than a fund whose shares are purchased by a Fund in the secondary market) will retain its right at all times to reject any investment by a Fund.(6)

3.             Undue Control

The PPI Report identifies pyramiding of control as another potential abuse of the fund holding company structure.(7)  In particular, the PPI Report expresses concern with the pyramiding of voting control by a fund holding company over its underlying funds.  In addition, the PPI Report also expressed concern that management of the acquiring fund might be able to control the management decisions of the underlying fund by threatening a large redemption.(8)  For the same reasons discussed in the previous section, Applicants believe that the threat of large scale redemptions or sales is minimal, if it exists at all, in the present arrangement.  Applicants also note that as a condition to the relief, Applicants have agreed that (a) the Adviser, (b) any person controlling, controlled by or under common control with the Adviser, and (c) any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, sponsored or advised by the Adviser (or by any person controlling, controlled by or under common control with the Adviser) (collectively, the “Group”) will not

(6)           An Underlying Fund, including an ETF, would retain its right to reject an initial investment in excess of the limit in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund.

(7)           PPI Report at 314-315.

(8)           PPI Report at 315.

control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Underlying Fund, as a condition to the requested order, the Group will vote its shares in the same proportion as the vote of all other holders of the Underlying Fund’s shares to ensure that no member of the Group will exercise control.

In addition, Applicants note that prior to an investment made in reliance on the order, a Fund and an Underlying Fund will execute an agreement stating, without limitation, that the Underlying Fund understands the terms and conditions of the order and agrees to fulfill its responsibilities under the order.  An Underlying Fund, however, may choose to reject an investment from a Fund.

4.                                       Complexity

Finally, in enacting Section 12(d)(1), Congress was also concerned that the fund of funds structure may be so complicated as to lead to investor confusion.  Applicants note, however, that Congress did not outlaw all funds of funds, but permitted certain exceptions such as in Section 12(d)(1)(F).  In addition, pursuant to the National Securities Market Improvement Act of 1996 (the “1996 Legislation”), Congress recently amended Section 12(d)(1) to permit certain fund of fund arrangements that involve investment companies in the same group or family of funds, provided certain conditions are met.  Further, to address this concern about complexity, Applicants agree as a condition to the relief that no Underlying Fund will acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.  This requirement will help limit the proposed structure to two levels and prevent the pyramiding of fund holding companies which occurred prior to the enactment of Section 12(d)(1).  Applicants further believe this type of condition is consistent with the condition required in other applications granting relief from Section 12(d)(1) to mutual funds investing in related mutual funds.(9)  In this precedent, the Commission required that the underlying portfolios could not acquire securities of other investment companies in excess of the limits in Section 12(d)(1)(A) and thereby limited these fund of fund structures to two tiers.

In addition, Applicants believe the proposed fund of funds structure will be adequately disclosed and explained to investors in each Fund’s prospectus.  Each Fund’s prospectus and sales literature will contain concise, “plain English” disclosure designed to inform investors of the unique characteristics of the fund of funds structure, including, but not limited to, its expense structure and the additional expenses of investing in the Underlying Funds.  Applicants will fully disclose in each Fund’s prospectus all fees, expenses, and charges incurred with an investment in the respective Underlying Funds.  The prospectus will also include disclosure that investors will

(9)                                  See, e.g., T. Rowe Price Spectrum Fund, Inc., Investment Company Act Rel. Nos. 21371 (Sept. 22, 1995) (notice) and 21425 (Oct. 18, 1995) (order) (the “Spectrum Application”); and Vanguard Star Fund, Investment Company Act Rel. No. 21371 (Sept. 22, 1995) (notice) and 21426 (Oct. 18, 1995) (order) (the “Star Application”).

pay indirectly a portion of the expenses of the Underlying Funds.  Further, to assist investors with comparing the costs and expenses of a Fund with that of other similar investment products (such as, open-end investment companies which invest in other mutual funds), a Fund will include the table required by item 3 of Form N-1A to set forth the Fund’s operating expenses and shareholders’ transaction costs.  Applicants believe the above disclosure will provide the information necessary for investors to understand and compare the cost of a fund of funds with other asset allocation services.

IV.                                PRECEDENT

The Commission has generally granted similar relief from Section 12(d)(1) for funds of funds organized as unit investments trusts investing in open-end and closed-end funds.  See, e.g., In the Matter of First Trust Portfolios, L.P., et al., IC Rel. No. 26297 (Dec. 17, 2003) (order) and IC Rel. No. 26261 (Nov. 21, 2003) (notice); In the Matter of Matrix Capital Group, Inc., et al., IC Rel. No. 26197 (Sept. 30, 2003) (order) and IC Rel. No. 26173 (Sept. 4, 2003) (notice); In the Matter of Nuveen Investments, et al., IC Rel. No. 24930 (April 6, 2001) (order) and IC Rel. No. 24892 (Mar. 13, 2001) (notice); In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, IC Rel. No. 24566 (July 25, 2000) (order) and IC Rel. No. 24548 (June 29, 2000) (notice); In the Matter of Sierra Asset Management Portfolios, et al., IC Rel. No. 22869 (Oct. 31, 1997) (order) and IC Rel. No. 22842 (Oct. 7, 1997) (notice).

Identical relief has been issued to funds of funds organized as open-end funds, except that prior orders do not extend relief to fund of funds investments in closed-end funds.  See, e.g., EQ Advisors Trust, et al., IC Rel. No. 29336 (June 30, 2010) (order) and IC Rel. No. 29294 (June 4, 2010) (notice); In the Matter of DFA Investment Dimensions Group Inc., et al., IC Rel. No. 28654 (Mar. 24, 2009) and IC Rel. No. 28637 (Feb. 26, 2009) (notice); In the Matter of Van Eck Worldwide Insurance Trust, et al., IC Rel. No. 27849 (June 1, 2007) (order) and IC Rel. No. 27820 (May 9, 2007) (notice); In the Matter of Metlife Investors USA, et al., IC Rel. No. 27059 (Sept. 7, 2005) (order) and IC Rel. No. 27028 (Aug. 11, 2005) (notice).

Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in open-end funds.  Indeed, Applicants believe that fund of funds investments in closed-end funds raise fewer of the concerns designed to be addressed by Section 12(d) than do investments in open-end funds.  One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large scale redemptions.  This concern is not applicable to fund of fund investments in closed-end funds because closed-end funds do not issue redeemable securities.  Rather, sales can only be effected through transactions in the secondary market.  Because these sales would not require the closed-end fund to alter its investments or deplete assets of the closed-end fund, a fund of funds should not be able to influence the management or operation of a closed-end fund through threats of sales of shares.  With respect to the other concerns designed to be addressed by Section 12(d)(1), (i) layering of fees and expenses, (ii) largely illusory diversification benefits and (iii) unnecessary complexity, Applicants see no distinction between open-end funds and closed-end funds and believe that these concerns are appropriately addressed through the conditions specified in this application.

V.                                    CONDITIONS

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.             Each Fund and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act controlling, controlled by, or under common control with the Fund or advised by the Adviser or by any person controlling, controlled by, or under common control with the Adviser (collectively, the “Group”), will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Underlying Fund, the Group will vote its shares in the same proportion as the vote of all other holders of the Underlying Fund’s shares; provided, however, that with respect to a Fund’s investments in Underlying Funds which are closed-end investment companies, the Group, except for the Van Kampen UITs, will vote its shares in the same proportion as the vote of all other holders of shares of such closed-end investment company regardless of whether the 25 percent threshold is reached.

2.             No Fund, nor the Adviser, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities (each a “Fund Affiliate”) will cause any existing or potential investment by a Fund in shares of an Underlying Fund to influence the terms of any services or transactions between the Fund or a Fund Affiliate and the Underlying Fund or its investment adviser, sponsor, promoter, and principal underwriter, and any person controlling, controlled by, or under common control with any of those entities (each an “Underlying Fund Affiliate”).

3.             Once an investment by a Fund in the securities of an Underlying Fund exceeds the limits of Section 12(d)(1)(A)(i) of the 1940 Act, the board of directors of the Underlying Fund, including a majority of the disinterested directors, will determine that any consideration paid by the Underlying Fund to the Fund or a Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (ii) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.

4.             The Adviser and a Fund’s distributor will waive or offset fees otherwise payable by the Fund in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an open-end Underlying Fund under Rule 12b-1 under the 1940 Act) received by the Adviser or the Fund’s distributor, or an affiliated person of the Adviser or the Fund’s distributor, from an Underlying Fund in connection with the investment by Fund in the Underlying Fund.

5.             Neither a Fund nor any Fund Affiliate will cause an Underlying Fund to purchase a security from any underwriting or selling syndicate in which a principal underwriter is the Fund’s distributor or a person of which the Fund’s distributor is an affiliated person (an “Underwriting Affiliate”).  An offering during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is considered an “Affiliated Underwriting.”

6.             The board of directors of an Underlying Fund, including a majority of the disinterested directors, will adopt procedures reasonably designed to monitor any purchases by the Underlying Fund of securities in Affiliated Underwritings once an investment by a Fund in the securities of the Underlying Fund exceeds the limits of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The board of directors will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by a Fund in shares of the Underlying Fund.  The board of directors will consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from Underwriting Affiliates have changed significantly from prior years.  The board of directors shall take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities from Affiliated Underwritings are in the best interests of shareholders.

7.             An Underlying Fund shall maintain and preserve permanently in an easily accessible place a written copy of the procedures, and any modifications, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a Fund in the securities of an Underlying Fund exceeded the limits of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the board’s determinations were made.

8.             Prior to an investment in an Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund and the Underlying Fund will execute an agreement stating, without limitation, that the Underlying Fund understands the terms and conditions of the order and agrees to fulfill its responsibilities under the order.  At the time of its investment in shares of an Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund will notify the Underlying Fund of the investment.  At such time, the Fund also will transmit to the Underlying Fund a list of the names of each Fund Affiliate and Underwriting Affiliate.  The Fund will notify the Underlying Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Underlying Fund and the Fund will maintain and preserve a copy of the order, the agreement, and the list with any updated information for a period not less than six years from the end of the fiscal year in which any investment occurred, the first two years in an easily accessible place.

9.             Any distribution-related fees and/or service fees charged with respect to shares of a Fund, when aggregated with any distribution-related fees and/or service fees paid by the Fund with respect to its acquisition, holding, or disposition of shares of an Underlying Fund, will not exceed the limits set forth in Rule 2830 of the Conduct Rules of the NASD.

10.           No Underlying Fund will acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.

UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, under Section 12(d)(1)(J) of the 1940 Act for an exemption from the provisions of Section 12(d)(1)(A), (B) and (C) thereunder to the extent necessary to permit a Fund to purchase Underlying Fund Shares, subject to the terms and conditions stated herein.

VI.           NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

Invesco PowerShares Capital Management LLC

301 West Roosevelt Road

Wheaton, IL 60187

All questions concerning this application should be directed to the persons listed on the cover page of this application.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Benjamin Fulton
Benjamin Fulton
Managing Director

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Andrew Schlossberg states that all actions necessary to authorize the execution and filing of this application by PowerShares Exchange-Traded Fund Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of PowerShares Exchange-Traded Fund Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 3, 2010
President

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(c) under the 1940 Act, Andrew Schlossberg states that all actions necessary to authorize the execution and filing of this application by PowerShares Exchange-Traded Fund Trust II have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of PowerShares Exchange-Traded Fund Trust II.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 3, 2010
President

AUTHORIZATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Andrew Schlossberg states that all actions necessary to authorize the execution and filing of this application by PowerShares Actively Managed Exchange-Traded Fund Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 3, 2010
President

AUTHORIZATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the 1940 Act, Benjamin Fulton states that all actions necessary to authorize the execution and filing of this application by Invesco PowerShares Capital Management LLC have been taken, and that as Managing Director thereof, he is authorized to execute and file the same on behalf of Invesco PowerShares Capital Management LLC.

/s/ Benjamin Fulton
Benjamin Fulton	September 3, 2010
Managing Director

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 3, 2010
President

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust II, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 3, 2010
President

VERIFICATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	September 3, 2010
President

VERIFICATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Invesco PowerShares Capital Management LLC, that he is Managing Director of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Fulton
Benjamin Fulton	September 3, 2010
Managing Director